Vibe Ventures Inc.
Suite 1707-C, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, China
Tel. 861380882282
Fax. 862083332588

April 4, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Michael F. Johnson
Division of Corporation Finance


Re:	Vibe Ventures Inc.
Amendment No.7 to Registration Statement on Form S-1
Filed on February 16, 2011
File No. 333-164081

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on March 15, 2011.

General

1. The iterim period ending January 31, 2011 has now been included.

2. The 10-K, NT 10-K and NT 10-Q were filed inadvertently.

3. 2010 compensation information has now been included.

4. That was an isolated typographic error that listed the Executive offices as being in Edmonton, Canada. The actual offices are located in China.

5. Our prospectus has been reivsed.

Selected Summary of Financial Data, page 7

6. Selected Summary of Financial Data now includes the year ending October 31, 2010 and has been updated throughout the document. The inception date is October 29, 2009 and the document has been revised throughout to reflect this date.

Experts, page 36

7. Our experts section has been revised to include Kenne Ruan CPA, LLC, as our Independent Registered Public Accounting Firm. The periods October 31, 2009 and October 31, 2010 and for the periods then ended and cumulative from inception (October 29, 2009) have been audited by our expert.


Financial Statements, page 38

8. These financial statements have now been repositioned.

Exhibits

9. Legal opinion revised.

10. Exhibit index and Legal Matters section has been revised.





Sincerely

-S-

Hong Mei Ma